UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sikich Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1415 W. Diehl Road Suite 400
(No. and Street)

Naperville	IL	60563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Stark (312) 458-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd.	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Stark , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sikich Corporate Finance LLC , as of December 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Chief Compliance Officer

Title

_____
Notary Public

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid-19, Sikich Corporate Finance LLC is making this filing without notarization.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sikich Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sikich Corporate Finance, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sikich Corporate Finance, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sikich Corporate Finance, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sikich Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Sikich Corporate Finance, LLC's auditor since 2018.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Sikich Corporate Finance, LLC's financial statements. The supplemental information is the responsibility of Sikich Corporate Finance, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2021

Sikich Corporate Finance LLC
Statement of Financial Condition
As of December 31, 2020

ASSETS

		2020
Assets		
Cash	$	257,350
Accounts receivable, net of allowances ($285,724)		130,339
Prepaid expenses and other assets		38,097
TOTAL ASSETS	$	425,786

LIABILITIES AND MEMBER'S EQUITY

		2020
Liabilities		
Accrued expenses	$	17,542
Accounts payable		12,614
Deferred revenue		10,000
TOTAL LIABILITIES		40,156
Member's Equity		385,630
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	425,786

See notes to the financial statements.

Sikich Corporate Finance LLC
Statement of Income

For the Year Ended December 31, 2020

		2020
Revenue		
Consulting Revenue	$	1,473,018
Expenses		
Commission Expense		325,966
Legal & Accounting Fees		112,593
FINRA & SIPC Fees		14,390
Bad Debt Expense		12,105
Payroll Taxes & Benefits		9,849
Insurance		3,623
Other Operating Expenses		11,676
Total Expenses		490,202
NET INCOME	$	**982,816**

See notes to the financial statements.

Sikich Corporate Finance LLC
Statement of Changes in Member's Equity

For the Year Ended December 31, 2020

Member's Equity at Beginning of Year	$	352,814
Net Income (loss)		982,816
Member distributions		(950,000)
Member's Equity at End of Year	$	385,630

See notes to the financial statements.

Sikich Corporate Finance LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activites

Net Income	$	982,816
Adjustments to reconcile net income to net cash provided by		
Operating Activities:		
Accounts receivables- net		(26,663)
Prepaid expenses and other assets		(25,140)
Deferred revenue		10,000
Accounts payable & accrued expenses		1,604
Net Cash Provided by Operating Activities		942,617

Cash Flows from Financing Activities

Member distributions		(950,000)
Net Cash (Used In) Financing Activities		(950,000)
Net decrease in Cash		(7,383)
Cash at Beginning of Year		264,733
Cash at End of Year	$	257,350

See notes to the financial statements.

SIKICH CORPORATE FINANCE LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations- Sikich Corporate Finance, LLC, a Delaware limited liability company (the Firm), was formed on October 15, 2008, and began operations on November 3, 2009. The Firm is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), and the Securities and Exchange Commission (SEC). The general purpose of the Firm is to engage in capital raising services, including private securities placements and Private Investment in Public Equity (PIPE) transactions, and to perform mergers and acquisitions advisory services, including facilitating mergers and acquisitions, tender offers, financial restructurings, asset sales, divestitures and other corporate reorganizations or business combination transactions, and rendering fairness, solvency or similar opinions. The Firm's customers are located throughout the United States. The Firm is wholly owned by Sikich LLP, a professional services firm.

b. Basis of Presentation and Method of Accounting- The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

c. Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk- The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Measurement of Credit Losses- In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Expected credit losses are measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and are generally recognized earlier than under previous standards. The adoption of this standard on January 1, 2020 did not have a material impact on the Firm's financial statements.

f. Accounts Receivable- Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, following the guidance of ASU 2016-13 Measurement of Credit Losses on Financial Instrument described on Note 1, e above. Accordingly, the accounts receivable disclosed in the statement of financial condition reflects an allowance for doubtful accounts consistent with the Firm policy. Uncollectible accounts receivable are charged directly against operations.

"NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued"

g. <u>Revenue Recognition</u>- The Firm recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers*, effective 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Firm and consumed by the customer.

NOTE 2: FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Firm has the ability to access.
- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Firm's own data.

At December 31, 2020, the Firm did not have any level 1, 2 or 3 investments.

NOTE 3: INCOME TAX EXPENSE

As a limited liability company, the Firm is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The single member owner is taxed individually on its share of the Firm's earnings. The Firm is subject to certain state taxes; however no provision for state income taxes is required at December 31, 2020.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities. Generally, the Firm is no longer subject to income tax examinations by major taxing authorities for the years before 2017.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income; there were none for the year ended December 31, 2020.

NOTE 4: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2020, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2020, the Firm's net capital was $217,194 which was $212,194 in excess of its minimum net capital requirement. There is no material difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited amended Part II of Form X-17a-5 as of December 31, 2020.

.

NOTE 6: RELATED PARTY TRANSACTIONS

The Firm is 100% owned by Sikich LLP and is subject to an expense sharing agreement with Sikich LLP that has been approved by FINRA. The agreement was amended on June 17, 2014 to reflect adjustments in expenses and is for a period of twelve months and will renew automatically for an additional twelve months if not cancelled prior to the renewal date of the contract. Under the agreement Sikich LLP has agreed to pay full amount of certain expenses on behalf of the Firm. During the year ended December 31, 2020, Sikich LLP paid $937,881 in consideration of rent, utilities, telephone, equipment furniture and fixtures, postage, office supplies, accounting services, and other general non-securities related administrative and office expenses. The Firm will not have any obligation to pay back any incurred expenses paid on its behalf by Sikich LLP, and thus such amounts are not reflected in the financial statements.

NOTE 7: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through February 24, 2021; the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

SUPPLEMENTAL INFORMATION

Sikich Corporate Finance LLC
Computation of Net Capital Requirements
As of December 31, 2020

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition		$	385,630
less nonallowable assets from Statement of Financial Condition			(168,436)
Net capital before haircuts on securities positions			217,194
Haircuts on securities			-
Net Capital			217,194

Computation of Basic Net Capital Requirement, the greater of:					5,000
6 2/3% of Aggregate Indebtedness	$	2,677			
Minimum dollar requirement		5,000			
Excess Net Capital				$	212,194

Aggregate Indebtedness:	$	40,156
Excess Net Capital (Net Capital, less 10% Aggregate Indebtedness)	$	213,178
Percentage of Aggregate Indebtedness to Net Capital		18.49%
120% of Required Net Capital	$	6,000
Net Capital in Excess of 120% of Required Net Capital	$	211,194

There are no material differences between the above computation and the Firm's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2020.

SIKICH CORPORATE FINANCE LLC
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2020

The Firm did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

SIKICH CORPORATE FINANCE, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2020

The Firm did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sikich Corporate Finance LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Sikich Corporate Finance LLC (the "Company") stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits is business activities exclusively to private placements of securities, including PIPEs, mergers and acquisition advisory services, including facilitating mergers and acquisitions, tender offers, financial restructurings, asset sales, divestitures and other corporate reorganizations or business combination transactions, and rendering fairness, solvency, or similar opinions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2021



Barry Stark
Chief Compliance Officer
D: 630.566.8571
F: 630.566.8401
barry.stark@sikich.com

SIKICH.COM

The Exemption Report

Sikich Corporate Finance LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, including PIPEs, mergers and acquisition advisory services, including facilitating mergers and acquisitions, tender offers, financial restructurings, asset sales, divestitures and other corporate reorganizations or business combination transactions, and rendering fairness, solvency, or similar opinions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2020 without exception.

Sikich Corporate Finance LLC

I, Barry Stark, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Barry Stark
Chief Compliance Officer
February 24, 2021

1415 W. Diehl Road, Suite 400
Naperville, IL 60563
630.566.8400

200 W. Madison Street, Suite 3200
Chicago, IL 60606
312.648.6666

Securities offered through Sikich Corporate Finance LLC, member FINRA/SIPC.